CONSENT

TO: Strathmore Minerals Corp. and all the directors and officers thereof

DATED: June 14, 2007

Dear Sirs/Mesdames:

Re: Strathmore Minerals Corp. (the "Company")
Form 20-F – Consent of Expert

In connection with the Company's Registration Statement on Form 20-F, 2007 (the "Statement"), I, **Stuart Campbell Fraser**, hereby consent to the use of my name in connection with references to my involvement in the preparation of a technical report entitled **"Report on the Duddrige Lake Uranium Property Northern Saskatchewan"** dated **May 28, 2004** (the "Technical Report") and to references to the Technical Report, or portions thereof, in the Statement.

I also hereby confirm that I have read the Statement and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Yours truly,

PROFESSIONAL GEOLOGIST STUART C. FRASER ALBERTA

Stuart Campbell Fraser, P. Geol.